UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                Merix Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    590049102
                                 (CUSIP Number)

                                   May 8, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP No. 590049102                   13G                   Page 2 of 11 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $14,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 963,594 shares of Common Stock

            259,008 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.55%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-----------------------------------------------------------------------

CUSIP No. 590049102                   13G                   Page 3 of 11 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $14,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 963,594 shares of Common Stock

            259,008 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.55%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-----------------------------------------------------------------------

CUSIP No. 590049102                   13G                   Page 4 of 11 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $14,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 963,594 shares of Common Stock

            259,008 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.55%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 590049102                  13G                   Page 5 of 11 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $14,637,000 aggregate principal amount of 4%
                    Convertible Senior Subordinated Notes due May 15,
                    2013, convertible into 963,594 shares of Common
                    Stock

                    259,008 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $14,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 963,594 shares of Common Stock

            259,008 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.55%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 590049102                   13G                   Page 6 of 11 Pages


Item 1.

(a)   Name of Issuer

            Merix Corporation (the "Company")

(b)   Address of Issuer's Principal Executive Offices

            15725 SW Greystone Court, Suite 200
            Beaverton, Oregon 97006

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            HIGHBRIDGE INTERNATIONAL LLC
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            HIGHBRIDGE CAPITAL MANAGEMENT, LLC
            9 West 57th Street, 27th Floor
            New York, New York  10019
            Citizenship:  State of Delaware

            GLENN DUBIN
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States

            HENRY SWIECA
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States

Item 2(d)   Title of Class of Securities

            Common Stock, no par value ("Common Stock")

Item 2(e)   CUSIP Number

            590049102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 590049102                   13G                   Page 7 of 11 Pages


(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of the date of this filing, (i) Highbridge International LLC beneficially owns $14,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013 (the "Notes"), convertible into 963,594 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and 259,008 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $14,637,000 aggregate principal amount of Notes, convertible into 963,594 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and the 259,008 shares of Common Stock beneficially owned by Highbridge International LLC.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

            (b) Percent of class:

            The Company's Quarterly Report for the quarterly period ended March 1, 2008 filed on Form 10-Q on April 14, 2008, indicates that as of April 7, 2008, there were 21,074,209 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and assuming the

CUSIP No. 590049102                   13G                   Page 8 of 11 Pages


conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 5.55% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.55% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      See Item 4(a)


Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not applicable.


Item 8.     Identification and Classification of Members of the Group

            See Exhibit I.


Item 9.     Notice of Dissolution of Group

            Not applicable.


Item 10. Certification

CUSIP No. 590049102                  13G                   Page 9 of 11 Pages



            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 16, 2008, by and among Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 590049102                   13G                   Page 10 of 11 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 16, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    ----------------------------
Name: John Oliva                         By: /s/ John Oliva
Title: Managing Director                     --------------------------------
                                         Name: John Oliva
                                         Title: Managing Director



/s/ Glenn Dubin                          /s/ Henry Swieca
------------------------                 ------------------------------
GLENN DUBIN                              HENRY SWIECA

CUSIP No. 590049102                   13G                   Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, no par value, of Merix Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 16, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    ----------------------------
Name: John Oliva                         By: /s/ John Oliva
Title: Managing Director                     --------------------------------
                                         Name: John Oliva
                                         Title: Managing Director



/s/ Glenn Dubin                          /s/ Henry Swieca
------------------------                 ------------------------------
GLENN DUBIN                              HENRY SWIECA


Dated as of May 16, 2008